UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No.    ) *

Marketo, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

57063L107

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57063L107	SCHEDULE 13G	Page 2 of 11

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Mayfield XIII Management (UGP), Ltd., a Cayman Islands Exempted Company
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 3,261,519 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 3,261,519 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,261,519 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.5%
12.	Type of Reporting Person OO

CUSIP No. 57063L107	SCHEDULE 13G	Page 3 of 11

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Mayfield XIII Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 3,261,519 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 3,261,519 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,261,519 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.5%
12.	Type of Reporting Person PN

CUSIP No. 57063L107	SCHEDULE 13G	Page 4 of 11

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Mayfield XIII, a Cayman Islands Exempted Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 3,261,519 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 3,261,519 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,261,519 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.5%
12.	Type of Reporting Person PN

CUSIP No. 57063L107	SCHEDULE 13G	Page 5 of 11

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) James T. Beck
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 3,261,519 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 3,261,519 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,261,519 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.5%
12.	Type of Reporting Person IN

CUSIP No. 57063L107	SCHEDULE 13G	Page 6 of 11

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Navin Chaddha
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 3,261,519 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 3,261,519 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,261,519 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.5%
12.	Type of Reporting Person IN

CUSIP No. 57063L107	SCHEDULE 13G	Page 7 of 11

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Robert T. Vasan
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 3,261,519 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 3,261,519 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,261,519 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.5%
12.	Type of Reporting Person IN

CUSIP No. 57063L107	SCHEDULE 13G	Page 8 of 11

Item 1.

(a)	Name of Issuer:

Marketo, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

901 Mariners Island Boulevard, Suite 200

San Mateo, California 94404

Item 2.

(a)	Name of Persons Filing:

Mayfield XIII Management (UGP), Ltd., a Cayman Islands Exempted Company (“MF XIII UGP”)

Mayfield XIII Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership (“MF XIII EGP”)

Mayfield XIII, a Cayman Islands Exempted Limited Partnership (“MF XIII”)

James T. Beck

Navin Chaddha

Robert T. Vasan

(b)	Address of Principal Business Office:

c/o Mayfield Fund

2484 Sand Hill Road

Menlo Park, CA 94025

(c)	Citizenship:

MF XIII UGP is a Cayman Islands Exempted Company

MF XIII EGP is a Cayman Islands Exempted Limited Partnership

MF XIII is a Cayman Islands Exempted Limited Partnership

The individuals listed in Item 2(a) are U.S. citizens.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

57063L107

CUSIP No. 57063L107	SCHEDULE 13G	Page 9 of 11

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

The information regarding ownership as set forth in Items 5-9 of Pages 2 through 7 hereto is hereby incorporated by reference.

The respective percentages set forth in Item 11 of Pages 2 through 7 were obtained by dividing the number of shares by 38,573,744 which is the aggregate number of shares outstanding as of November 30, 2013, as reported in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 23, 2013.

The shares of Common Stock are held directly by Mayfield XIII, a Cayman Islands Exempted Limited Partnership (“MF XIII”). Mayfield XIII Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership (“MF XIII EGP”), is the general partner of MF XIII and in such capacity may be deemed to beneficially own the shares held by MF XIII. Mayfield XIII Management (UGP), Ltd., a Cayman Islands Exempted Company (“MF XIII UGP”), is the general partner of MF XIII EGP, and in such capacity may be deemed to beneficially own the shares held by MF XIII EGP. MF XIII UGP is managed by a three person board of directors, and all board action relating to the voting or disposition of the shares held by MF XIII requires approval of a majority of the board.

Each of James T. Beck, Navin Chaddha, and Robert T. Vasan, as the directors of MF XIII UGP, may be deemed to share beneficial ownership of the shares which are beneficially owned by MF XIII, but each disclaims such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 57063L107	SCHEDULE 13G	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2014

MAYFIELD XIII MANAGEMENT (UGP), LTD., A CAYMAN ISLANDS EXEMPTED COMPANY

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD XIII MANAGEMENT (EGP), L.P., A CAYMAN ISLANDS EXEMPTED LIMITED PARTNERSHIP

By:	Mayfield XIII Management (UGP), Ltd.
Its General Partner

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD XIII, A CAYMAN ISLANDS EXEMPTED LIMITED PARTNERSHIP

By:	Mayfield XIII Management (EGP), L.P.
Its General Partner

By:	Mayfield XIII Management (UGP), Ltd.
Its General Partner

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

JAMES T. BECK

By:	/s/ James T. Beck
James T. Beck

NAVIN CHADDHA

By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

ROBERT T. VASAN

By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

CUSIP No. 57063L107	SCHEDULE 13G	Page 11 of 11

EXHIBIT INDEX

Ex. 24.1 -	Power of Attorney dated January 31, 2011

Ex. 24.2 -	Power of Attorney dated January 31, 2011

Ex. 99.1 -	Joint Filing Agreement dated January 22, 2014